EXHIBIT INDEX ON PAGE 57
Conformed Copy (Financial Statement Schedules and Exhibits Omitted)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM ~~10-K~~ AR/S

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ To ____________

Commission File Number: 001-14525

VORNADO OPERATING COMPANY
(Exact name of Registrant as specified in its charter)

Delaware	22-3569068
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
888 Seventh Avenue, New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 894-7000

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES __X__ NO ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting shares held by non-affiliates of the registrant, i.e. by persons other than officers and directors of Vornado Operating Company as reflected in the table in Item 12 of this Form 10-K, as of February 22, 2002 was approximately $3,704,000.

As of February 22, 2002, there were 4,068,924 shares of the registrant's common stock, par value $.01 per share, outstanding.

Documents Incorporated by Reference

Part III: Proxy Statement for Annual Meeting of Stockholders to be held on May 29, 2002.

TABLE OF CONTENTS

(1) These items are omitted because the Registrant will file a definitive Proxy Statement pursuant to Regulation 14A involving the election of directors with the Securities and Exchange Commission not later than 120 days after December 31, 2001, which is incorporated by reference herein. Information relating to Executive Officers of the Registrant appears on page 11 of this Annual Report on Form 10-K.

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Certain factors could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a material difference include, but are not limited to: (a) the Company's limited operating history; (b) restrictions on the Company's business and future opportunities; (c) dependence upon Vornado Realty Trust; (d) the substantial influence of the Company's controlling stockholders and conflicts of interest; (e) risks associated with potential investments and ability to manage those investments; (f) competition; (g) the Company's obligations under the Revolving Credit Agreement; (h) AmeriCold Logistic's obligations under the lease agreements with the Vornado REIT/Crescent REIT Partnership; (i) the Company's limited financial resources; (j) dependence on key personnel; (k) potential anti-takeover effects of the Company's charter documents and applicable law; (l) dependence on dividends and distributions of subsidiaries; (m) potential costs of compliance with environmental laws; (n) changes in the general economic climate; and (o) government regulations.

PART I.

Item 1. *Business*

General

On October 16, 1998, Vornado Realty L.P. (the "Operating Partnership"), a subsidiary of Vornado Realty Trust (together with its consolidated subsidiaries, "Vornado"), made a distribution of one share of Common Stock, par value $.01 per share (the "Common Stock"), of Vornado Operating Company, a Delaware corporation (the "Company"), for each 20 units of limited partnership interest of the Operating Partnership (including the units owned by Vornado) held of record as of the close of business on October 9, 1998, and Vornado in turn made a distribution of the Common Stock it received to the holders of its common shares of beneficial interest.

The Company was formed on October 30, 1997 as a wholly owned subsidiary of Vornado. In order to maintain its status as a real estate investment trust ("REIT") for federal income tax purposes, Vornado is required to focus principally on investments in real estate assets. Accordingly, Vornado is prevented from owning certain assets and conducting certain activities that would be inconsistent with its status as a REIT. The Company was formed to own assets that Vornado could not itself own and conduct activities that Vornado could not itself conduct. The Company is intended to function principally as an operating company, in contrast to Vornado's principal focus on investments in real estate assets. The Company is able to do so because it is taxable as a regular "C" corporation rather than a REIT.

The Company operates businesses conducted at properties it leases from Vornado or entities partially owned by Vornado, as contemplated by the agreement, dated as of October 16, 1998, between the Company and Vornado (the "Vornado Agreement"), referred to below. The Company expects to rely on Vornado to identify business opportunities for the Company, and the Company currently expects that those opportunities will relate in some manner to Vornado and its real estate investments rather than to unrelated businesses.

The principal executive offices of the Company are located at 888 Seventh Avenue, New York, New York 10019, and its telephone number at that location is (212) 894-7000.

Vornado Agreement and Charter Purpose Clauses

Pursuant to the Vornado Agreement, among other things, (a) Vornado will under certain circumstances offer the Company an opportunity to become the lessee of certain real property owned now or in the future by Vornado (under mutually satisfactory lease terms) and (b) the Company will not make any real estate investment or other REIT-Qualified Investment unless it first offers Vornado the opportunity to make such investment and Vornado has rejected that opportunity.

More specifically, the Vornado Agreement requires, subject to certain terms, that Vornado provide the Company with an opportunity (a "Tenant Opportunity") to become the lessee of any real property owned now or in the future by Vornado if Vornado determines in its sole discretion that, consistent with Vornado's status as a REIT, it is required to enter into a "master" lease arrangement with respect to such property and that the Company is qualified to act as lessee thereof. In general, a master lease arrangement is an arrangement pursuant to which an entire property or project (or a group of related properties or projects) are leased to a single lessee. Under the Vornado Agreement, the Company and Vornado will negotiate with each other on an exclusive basis for 30 days regarding the terms and conditions of the lease in respect of each Tenant Opportunity. If a mutually satisfactory agreement cannot be reached within the 30-day period, Vornado may for a period of one year thereafter enter into a binding agreement with respect to such Tenant Opportunity with any third party on terms no more favorable to the third party than the terms last offered to the Company. If Vornado does not enter into a binding agreement with respect to such Tenant Opportunity within such one-year period, Vornado must again offer the Tenant Opportunity to the Company in accordance with the procedures specified above prior to offering such Tenant Opportunity to any other party.

In addition, the Vornado Agreement prohibits the Company from making (i) any investment in real estate (including the provision of services related to real estate, real estate mortgages, real estate derivatives or entities that invest in the foregoing) or (ii) any other REIT-Qualified Investment, unless it has provided written notice to Vornado of the material terms and conditions of the investment opportunity and Vornado has determined not to pursue such investment either by providing written notice to the Company rejecting the opportunity within 10 days from the date of receipt of notice of the opportunity or by allowing such 10-day period to lapse. As used herein, "REIT-Qualified Investment" means an investment, at least 95% of the gross income from which would qualify under the 95% gross income test set forth in Section 856(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code") (or could be structured to so qualify), and the ownership of which would not cause Vornado to violate the asset limitations set forth in Section 856(c)(4) of the Code (or could be structured not to cause Vornado to violate the Section 856(c)(4) limitations); provided, however, that "REIT-Qualified Investment" does not include an investment in government securities, cash or cash items (as defined for purposes of Section 856(c)(4) of the Code), money market funds, certificates of deposit, commercial paper having a maturity of not more than 90 days, bankers' acceptances or the property transferred to the Company by the Operating Partnership. The Vornado Agreement also requires the Company to assist Vornado in structuring and consummating any such investment which Vornado elects to pursue, on terms determined by Vornado. In addition, the Company has agreed to notify Vornado of, and make available to Vornado, investment opportunities developed by the Company or of which the Company becomes aware but is unable or unwilling to pursue.

Under the Vornado Agreement, Vornado provides the Company with certain administrative, corporate, accounting, financial, insurance, legal, tax, data processing, human resources and operational services. Also, Vornado makes available to the Company, at Vornado's offices, space for the Company's principal corporate office. For these services, the Company compensates Vornado in an amount determined in good faith by Vornado as the amount an unaffiliated third party would charge the Company for comparable services and reimburses Vornado for certain costs incurred and paid to third parties on behalf of the Company. The Company incurred $371,000 for the year ended December 31, 2001, and $330,000 in each of the years ended December 31, 2000 and 1999, for such services.

Vornado and the Company each have the right to terminate the Vornado Agreement if the other party is in material default of the Vornado Agreement or upon 90 days written notice to the other party at any time after December 31, 2003. In addition, Vornado has the right to terminate the Vornado Agreement upon a change in control of the Company.

The Company's restated certificate of incorporation, (the "Charter") specifies that one of its corporate purposes is to perform under the Vornado Agreement and, for so long as the Vornado Agreement remains in effect, prohibits the Company from making any real estate investment or other REIT-Qualified Investment without first offering the opportunity to Vornado in the manner specified in the Vornado Agreement.

Vornado Operating L.P. and Interstate Properties

The Company holds its assets and conducts its business through Vornado Operating L.P., a Delaware limited partnership ("Company L.P."). The Company is the sole general partner of, and as of December 31, 2001, owned a 90.1% partnership interest in Company L.P. All references to the Company refer to Vornado Operating Company and its subsidiaries including Company L.P.

Interstate Properties, a New Jersey general partnership ("Interstate"), and its three partners — Steven Roth (Chairman of the Board and Chief Executive Officer of Vornado and the Company), David Mandelbaum (a trustee of Vornado) and Russell B. Wight, Jr. (a trustee of Vornado and a director of the Company) — beneficially owned, in the aggregate, 7.9% of the Company's Common Stock (excluding shares underlying stock appreciation rights ("SARs") and options held by Messrs. Roth and Wight for this purpose) and a 9.9% limited partnership interest in Company L.P. as of December 31, 2001. Interstate has the right to have its limited partnership interest in Company L.P. redeemed by Company L.P. either (a) for cash in an amount equal to the fair market value, at the time of redemption, of 447,017 shares of Common Stock or (b) for 447,017 shares of Common Stock, in each case as selected by the Company and subject to customary anti-dilution adjustments.

Temperature Controlled Logistics Business ("AmeriCold Logistics")

In October 1997, a partnership (the "Vornado REIT/Crescent REIT Partnership") in which Vornado has a 60% interest and Crescent Real Estate Equities Company ("Crescent") has a 40% interest acquired each of AmeriCold Corporation ("AmeriCold") and URS Logistics, Inc. ("URS"). In June 1998, the Vornado REIT/Crescent REIT Partnership acquired the assets of Freezer Services, Inc. and in July 1998 acquired the Carmar Group.

In March 1999, the Company and Crescent Operating Inc. ("Crescent Operating") formed a new partnership - the "Vornado Crescent Logistics Operating Partnership" (which does business under the name "AmeriCold Logistics") that purchased all of the non-real estate assets of the Vornado REIT/Crescent REIT Partnership (the "Landlord") for $48,700,000, of which the Company's 60% share was $29,200,000. The purchase price was proposed by the Vornado REIT/Crescent REIT Partnership (the "Sellers"). The Board of Directors of both the Company and Crescent Operating reviewed and approved the transaction after concluding that the price was fair market value at the time of the transaction. To fund its share of the purchase price, the Company utilized $4,600,000 of cash, borrowed $18,600,000 under its Revolving Credit Agreement with Vornado and paid the balance of $6,000,000 in March 2000.

On February 6, 2002, Crescent Operating filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. Subject to confirmation of a plan of reorganization and shareholder approval, it had agreed to transfer its interest in AmeriCold Logistics to an entity that will be owned by the shareholders of Crescent. It is uncertain at this time whether or when this plan will be approved and what effect, if any, this will have on the operation and management of AmeriCold Logistics.

AmeriCold Logistics, headquartered in Atlanta, Georgia, has 5,900 employees and operates 100 temperature controlled warehouse facilities nationwide with an aggregate of approximately 525 million cubic feet of refrigerated, frozen and dry storage space. Of the 100 warehouses, AmeriCold Logistics leases 89 temperature controlled warehouses with an aggregate of approximately 445 million cubic feet from the Vornado REIT/Crescent REIT Partnership, and manages 11 additional warehouses containing approximately 80 million cubic feet of space. AmeriCold Logistics provides the frozen food industry with refrigerated warehousing and transportation management services. Refrigerated warehouses are comprised of production and distribution facilities. Production facilities typically serve one or a small number of customers, generally food processors, located nearby. These customers store large quantities of processed or partially processed products in the facility until they are shipped to the next stage of production or distribution. Distribution facilities primarily warehouse a wide variety of customers' finished products until future shipment to end-users. Each distribution facility generally services the surrounding regional market. AmeriCold Logistics' transportation management services include freight routing, dispatching, freight rate negotiation, backhaul coordination, freight bill auditing, network flow management, order consolidation and distribution channel assessment. AmeriCold Logistics' temperature controlled logistics expertise and access to both frozen food warehouses and distribution channels enable its customers to respond quickly and efficiently to time-sensitive orders from distributors and retailers.

AmeriCold Logistics' customers consist primarily of national, regional and local frozen food manufacturers, distributors, retailers and food service organizations. A breakdown of AmeriCold Logistics' largest customers include:

	% of 2001 Revenue
H.J. Heinz & Co.	16%
ConAgra, Inc.	8
McCain Foods, Inc.	5
Sara Lee Corp.	5
Tyson Foods, Inc.	4
General Mills, Inc.	4
J.R. Simplot Co.	3
Flowers Industries, Inc.	3
Pro-Fac Cooperative, Inc.	2
Farmland Industries, Inc.	2
Other	48

AmeriCold Logistics faces national, regional and local competition. Breadth of service, warehouse locations, customer mix, warehouse size, service performance and price are major competitive factors.

Leases for the temperature controlled logistics warehouse properties
(Data in this section represents 100% of AmeriCold Logistics, of which the Company's share is 60%)

AmeriCold Logistics entered into leases with the Landlord covering 89 of the warehouses used in this business. The leases, which commenced in March 1999, as amended, generally have a 15-year term with two five-year renewal options and provide for the payment of fixed base rent and percentage rent based on revenue AmeriCold Logistics receives from its customers. The leases provide for fixed base rents of approximately $136,000,000 in 2000, $137,000,000 per annum from 2001 through 2003, $139,000,000 per annum from 2004 through 2008, and $141,000,000 per annum from 2009 through February 28, 2014. Percentage rent for each lease is based on a specified percentage of revenues in excess of a specified base amount. The aggregate base revenue amount under five of the six leases is approximately $350,000,000, and the weighted average percentage rate is approximately 36% through 2003, approximately 38% for the period from 2004 through 2008 and approximately 40% for the period from 2009 through February 28, 2014. The aggregate base revenue amount under the sixth lease is approximately $32,000,000 through 2001, and approximately $26,000,000 for the period from 2002 through February 28, 2014, and the percentage rate is 24% through 2001, 37.5% for the period from 2002 through 2006, 40% from 2007 through 2011 and 41% from 2012 through February 28, 2014. The fixed base rent for each of the two five-year renewal options is equal, generally, to the greater of the then fair market value rent and the fixed base rent for the immediately preceding lease year plus 5%.

On February 22, 2001, AmeriCold Logistics' leases with the Landlord were restructured to, among other things, (i) reduce 2001's contractual rent to $146,000,000 ($14,500,000 less than 2000's contractual rent), (ii) reduce 2002's contractual rent to $150,000,000 (plus additional contingent rent in certain circumstances), (iii) increase the Landlord's share of annual maintenance capital expenditures by $4,500,000 to $9,500,000 effective January 1, 2000 and (iv) extend the deferred rent period to December 31, 2003 from March 11, 2002.

AmeriCold Logistics is required to pay for all costs arising from the operation, maintenance and repair of the properties, including all real estate taxes and assessments, utility charges, permit fees and insurance premiums, as well as property capital expenditures in excess of $9,500,000 annually.

AmeriCold Logistics recognized $156,276,000 and $170,640,000 of rent expense for the years ended December 31, 2001 and 2000 which includes, effects of straight-lining, rent to parties other than the Landlord and is before the waiver of rent discussed below.

AmeriCold Logistics has the right to defer the payment of 15% of fixed base rent and all percentage rent until December 31, 2003 to the extent that available cash, as defined in the leases, is insufficient to pay such rent. Pursuant thereto, AmeriCold Logistics' balance of deferred rent is as follows:

	Total	The Company's Share
2001 deferral	$ 25,469,000	$ 15,281,400
2000 deferral	19,011,000	11,406,600
1999 deferral	5,400,000	3,240,000
Total	$ 49,880,000	$ 29,928,000

In the fourth quarter ended December 31, 2001, AmeriCold Logistics reversed $25,469,000 of the rent expense recorded for 2001. This results from the Landlord waiving its rights to collect this portion of the rent. Further, the Landlord waived $14,343,000 of the rent expense recorded by AmeriCold Logistics for 2000 which AmeriCold Logistics recorded as income in the fourth quarter ended December 31, 2001. The aggregate amount waived by the Landlord of $39,812,000 (of which the Company's share was $23,887,000) represents a portion of the rent due under the leases which AmeriCold Logistics deferred in such years.

On January 23, 2002, the leases with the Landlord were restructured to consolidate four of the non-encumbered leases into one non-encumbered lease. The restructuring did not affect total contractual rent due under the combined leases.

In addition, in the year ended December 31, 2001, AmeriCold Logistics recorded a charge of $8,895,000 comprised of (i) severance and relocation costs associated with a management restructuring, and (ii) expenses arising from the consolidation of a portion of the corporate office in Portland, Oregon into AmeriCold Logistics' Atlanta headquarters. Severance related charges are for the termination of 199 employees, located primarily in the Atlanta and Portland offices. Through December 31, 2001, AmeriCold Logistics had terminated 30 of the employees.

AmeriCold Logistics is experiencing cash flow deficits which management of AmeriCold Logistics is currently addressing through sales of non-core assets. In addition, AmeriCold Logistics anticipates that the Landlord may further restructure the leases to provide additional cash flow.

Terms of the Vornado Crescent Logistics Operating Partnership

Vornado is the day-to-day liaison to the management of AmeriCold Logistics. AmeriCold Logistics pays Vornado an annual fee of $487,000, which is based on the temperature controlled logistics operating assets acquired by AmeriCold Logistics on March 11, 1999. The fee increases by an amount equal to 1% of the cost of new acquisitions, including transaction costs. AmeriCold Logistics provides financial statement preparation, tax and similar services to the Vornado REIT/Crescent REIT Partnership for an annual fee of $268,000 in 2001, increasing 2% each year.

The Company must obtain Crescent Operating's approval for specified matters involving AmeriCold Logistics, including approval of the annual budget, requiring specified capital contributions, entering into specified new leases or amending existing leases, selling or acquiring specified assets and any sale, liquidation or merger of AmeriCold Logistics. If the partners fail to reach an agreement on certain matters during the period from November 1, 2000 through October 30, 2007, the Company may set a price at which it commits to either buy Crescent Operating's investment, or sell its own, and Crescent Operating will decide whether to buy or sell at that price. If the partners fail to reach agreement on such matters after October 30, 2007, either party may set a price at which it commits to either buy the other party's investment, or sell its own, and the other party will decide whether to buy or sell at that price.

Neither partner may transfer its rights or interest in the partnership without the consent of the other partner. The partnership will continue for a term through October 30, 2027, except as the partners may otherwise agree.

On May 1, 2001, Alec C. Covington became the President and Chief Executive Officer of AmeriCold Logistics. Mr. Covington succeeded Daniel F. McNamara who continues as Vice Chairman until May, 2002. Mr. Covington, age 45, was formerly an Executive Vice President of SUPERVALU Inc. (NYSE:SVU) and President and Chief Operating Officer of the SUPERVALU food distribution companies division, which is the nation's largest distributor to grocery retailers having $17 billion of revenue and 34 distribution centers. Previously, Mr. Covington was the President and Chief Operating Officer of the wholesale division of Richfood Holdings, Inc. when it was acquired by SUPERVALU in the fall of 1999. He has more than 25 years of wholesale, retail and supply-chain management experience in the food industry.

On October 22, 2001, Jonathan C. Daiker joined AmeriCold Logistics as Chief Financial Officer. Most recently, Mr. Daiker served for five years as Executive Vice President and Chief Financial Officer of the Simmons Company, a manufacturer and distributor of mattresses. Prior thereto, from 1981-1995, he held subsidiary and unit Chief Financial Officer positions with Phillips Electronics N.V., a multibillion dollar consumer electronics company. Mr. Daiker, a CPA, began his career with Price Waterhouse & Company.

Employees

Effective June 15, 2001, Emanuel R. Pearlman resigned from his position as Chief Operating Officer of the Company to pursue other interests.

At December 31, 2001, the Company has no employees. The Company expects that, when it acquires specific assets and business operations, the subsidiaries of the Company making such acquisitions will have their own employees. AmeriCold Logistics, in which the Company has a 60% interest, has 5,900 employees.

Risk Factors

Limited Operating History and Losses Incurred To Date

The Company commenced operations on October 16, 1998. The Company has limited operating history upon which investors can evaluate its business. The Company's operations have incurred losses to date and may continue to do so. In 2001, AmeriCold Logistics agreed with the Landlord of its temperature controlled logistics warehouses to the restructuring of the leases for 2001 and 2002 to, among other things, reduce the rent and transfer to the Landlord an additional portion of maintenance capital requirements. However, AmeriCold Logistics did not generate enough revenues to pay its reduced rents and may not do so in the future. The Company is also exploring possible sales of non-core assets of AmeriCold Logistics. However, the Company may not succeed in selling any such assets and Crescent Operating may not grant its consent to any such asset sales as required and may not agree to make any such additional investments. AmeriCold Logistics and the Company may never become profitable.

Restrictions on the Company's Business and Future Opportunities

The Vornado Agreement and the Charter prohibit the Company from making any real estate investment or other REIT-Qualified Investment unless it first offers Vornado the opportunity to make such investment and Vornado has rejected that opportunity. See "Item 1. Business — Vornado Agreement and Charter Purpose Clauses." Because of the provisions of the Vornado Agreement and the Charter, the nature of the Company's business and the opportunities it may pursue are significantly restricted.

Dependence upon Vornado

The Company expects to rely on Vornado to identify business opportunities for the Company, and the Company currently expects that those opportunities will relate in some manner to Vornado and its real estate investments rather than to unrelated businesses. There is no assurance that Vornado will identify opportunities for the Company or that any opportunities that Vornado identifies will be within the Company's financial, operational or managerial parameters. Vornado is required under the Vornado Agreement to provide the Company with an opportunity to become the lessee of real property acquired by Vornado only if Vornado determines in its sole discretion that, consistent with Vornado's status as a REIT, it is required to enter into a master lease arrangement with respect to such property and that the Company is qualified to act as lessee thereof. Moreover, the Company is entitled to enter into such a master lease arrangement with Vornado only if the Company and Vornado are able to agree on mutually satisfactory lease terms.

If in the future Vornado should fail to qualify as a REIT and thereafter acquired a property, Vornado would have the right under the Vornado Agreement to lease the property to any person or entity pursuant to any type of lease (including a master lease arrangement) or to operate the property itself, in either case without offering the Company an opportunity to become a lessee thereof. The Company, however, would remain subject to all of the limitations on its operations contained in the Charter and the Vornado Agreement. Accordingly, if Vornado should fail to qualify as a REIT, that failure could have a material adverse effect on the Company.

If in the future Vornado should sell any property which is leased to the Company, it is possible that the new owner might refuse to renew the lease upon the expiration of its term.

Substantial Influence of Controlling Stockholders; Conflicts of Interest

As of December 31, 2001, Interstate and its three partners — Steven Roth (Chairman of the Board and Chief Executive Officer of Vornado and the Company), David Mandelbaum (a trustee of Vornado) and Russell B. Wight, Jr. (a trustee of Vornado and a director of the Company) — beneficially owned, in the aggregate, 15.5% of the outstanding Vornado Common Shares (excluding shares issuable on conversion of units of the Operating Partnership for this purpose) and beneficially owned, in the aggregate, a 9.9% limited partnership interest in Company L.P. and 7.9% of the Common Stock of the Company (excluding shares underlying SARs and options held by Messrs. Roth and Wight for this purpose). Because of the foregoing, Messrs. Roth, Mandelbaum and Wight and Interstate (collectively, the "Interstate Parties") have substantial influence over the Company and Vornado and on the outcome of any matters submitted to the Company's stockholders or Vornado's shareholders for approval.

Four of the members of the Company's Board of Directors (including Messrs. Roth and Fascitelli) are members of Vornado's Board of Trustees, and certain members of senior management of the Company hold corresponding positions with Vornado. Members of the Company's Board and senior management may have different percentage equity interests in the Company and in Vornado. Moreover, the Interstate Parties engage in a wide variety of activities in the real estate business. Thus, members of the Board and senior management of the Company and Vornado and the Interstate Parties may be presented with conflicts of interest with respect to certain matters affecting the Company, such as determinations of which of such entities or persons, if any, may take advantage of potential business opportunities, decisions concerning the business focus of such entities (including decisions concerning the types of properties and geographic locations in which such entities make investments), potential competition between business activities conducted, or sought to be conducted, by such entities or persons (including competition for properties and tenants), possible corporate transactions (such as acquisitions) and other strategic decisions affecting the future of such parties.

Risks Associated with Potential Investments and Ability to Manage Those Investments; Competition

Although the Company currently expects that the opportunities it pursues will relate in some manner to Vornado and its real estate investments rather than to unrelated businesses, it is possible that they will not. In addition, whether or not such opportunities relate in some manner to Vornado and its real estate investments, the businesses in which it engages may require a wide range of skills and qualifications, and there is no assurance that the Company's management or employees will have, or that the Company will be able to hire and retain employees with, such skills and qualifications. There also is no assurance that the opportunities the Company pursues will be integrated, perform as expected or contribute significant revenues or profits to the Company, and there is a risk that the Company may realize substantial losses with respect thereto. The industries in which the Company will compete may be subject to government regulation and restrictions, some of which may be significant and burdensome. The businesses with which it will compete may be better capitalized or have other features that will make it difficult for the Company to compete effectively.

Obligations under Revolving Credit Agreement; Limited Financial Resources

The Company has entered into a $75,000,000 Revolving Credit Agreement with Vornado (the "Revolving Credit Agreement"). See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources." Although only interest and commitment fees are payable under the Revolving Credit Agreement until it expires on December 31, 2004, there can be no assurance that the Company will be able to satisfy all of its obligations under the Revolving Credit Agreement.

The Company expects that its cash on hand and borrowings under the Revolving Credit Agreement will be used to support future acquisitions of assets by the Company and other cash requirements including interest and fees under the Revolving Credit Agreement. There is no assurance that the Company will have sufficient working capital to cover cash flow deficits, finance future acquisitions or pursue additional opportunities. Under certain circumstances it may be deemed desirable by the Company and Vornado to offer and sell Common Stock and Vornado Common Shares under a common plan of distribution. There is no assurance that the timing, terms and manner of such an offering will be as favorable to the Company as the timing, terms and manner of an offering of Common Stock made independently of Vornado. Neither Vornado nor any other person is obligated to provide any additional funds to the Company, to offer securities under a common plan of distribution or to assist the Company in obtaining additional financing.

Absence of Dividends on Common Stock

The Company intends to use its available funds to cover cash flow deficits and to pursue investment and business opportunities and, therefore, does not anticipate the payment of any cash dividends on the Common Stock in the foreseeable future. Payment of dividends on the Common Stock is prohibited under the Revolving Credit Agreement until all amounts outstanding thereunder have been paid in full and the commitment thereunder is terminated, and will also be subject to such limitations as may be imposed by any other credit facilities that the Company may obtain from time to time.

The Company may currently be unable to pay dividends under Delaware law. Under the Delaware General Corporation Law, a corporation may pay dividends only out of its surplus or, in case there is not surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The Company has a stockholders' deficit, has not incurred any net profits since its commencement of operations and may never do so.

Dependence on Key Personnel

The Company is dependent on the efforts of Steven Roth, the Chairman and Chief Executive Officer of the Company, and Michael D. Fascitelli, the President of the Company. While the Company believes that it could find replacements for these key personnel, the loss of their services could have an adverse effect on the operations of the Company.

Potential Anti-takeover Effects of Charter Documents and Applicable Law

The Charter and By-laws and applicable sections of the Delaware General Corporation Law (the "DGCL") contain provisions that may make more difficult the acquisition of control of the Company without the approval of the Company's Board.

Dependence on Dividends and Distributions from Subsidiaries

Substantially all of the Company's assets consist of its partnership interests in Company L.P., of which the Company is the sole general partner. Substantially all of Company L.P.'s properties and assets are held through subsidiaries. Any right of the Company to participate in any distribution of the assets of any indirect subsidiary of the Company upon the liquidation, reorganization or insolvency of such subsidiary (and any consequent right of the Company's securityholders to participate in those assets) will be subject to the claims of the creditors (including trade creditors) and preferred holders of equity, if any, of Company L.P. and such subsidiary, except to the extent the Company has a recognized claim against such subsidiary as a creditor of such subsidiary. In addition, in the event that claims of the Company as a creditor of a subsidiary are recognized, such claims would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

Potential Costs of Compliance with Environmental Laws

Under various federal and state laws a current or previous owner or operator of real estate (including, e.g., the Company as lessee of real estate) may be required to investigate and clean up certain hazardous substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred in connection with the contamination. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral or the operator's ability to sell or finance the operations. Other federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos-containing materials in the event of demolition, renovations or remodeling. The laws also govern emissions of and exposure to asbestos fibers in the air. Air emissions and wastewater discharges and the operation and removal of certain underground storage tanks are also regulated by federal and state laws. In connection with the ownership, operation and management of its properties, including the properties it leases from Vornado or others, the Company could be held liable for the costs of remedial action, or other compliance expenditures, with respect to such regulated substances or tanks and related claims for personal injury, property damage or fines. Further, properties that AmeriCold Logistics (the Company's investee) leases are subject to a variety of environmental laws and regulations in each of the jurisdictions in which it operates governing, among other things, soil and groundwater contamination, the use, handling and disposal of hazardous substances, air emissions, wastewater discharges, and employee health and safety.

Item 2. ***Properties***

Under the Vornado Agreement, Vornado makes available to the Company, at Vornado's offices, space for the Company's principal corporate offices, for which the Company compensates Vornado in an amount determined in good faith by Vornado as the amount an unaffiliated third party would charge the Company for comparable space. The Company believes that such facilities will be adequate to meet its expected requirements for the coming year.

Item 3. ***Legal Proceedings***

The Company is from time to time involved in legal actions arising in the ordinary course of its business. In the opinion of management, after consultation with legal counsel, the outcome of such matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2001.

Executive Officers of the Registrant

The following is a list of the names, ages, principal occupations and positions with the Company of the executive officers of the Company and the position held by such officers since the Company was incorporated. Officers are appointed by and serve at the discretion of the Board of Directors.

Steven Roth, age 60, is Chairman of the Board and Chief Executive Officer of the Company since incorporation. Mr. Roth has been Chairman of the Board and Chief Executive Officer of Vornado since May 1989 and Chairman of the Executive Committee of the Board of Vornado since April 1988. Since 1968, he has been a general partner and more recently the managing general partner of Interstate. On March 2, 1995, he became Chief Executive Officer of Alexander's, Inc. ("Alexander's"). Mr. Roth is also a director of Alexander's and of Capital Trust, Inc.

Michael D. Fascitelli, age 45, is President and a director of the Company since incorporation. Mr. Fascitelli has been President and a trustee of Vornado, and a director of Alexander's, since December 2, 1996. Mr. Fascitelli has been president of Alexander's since August 1, 2000. From December 1992 to December 1996, Mr. Fascitelli was a partner at Goldman, Sachs & Co. in charge of its real estate practice.

Joseph Macnow, age 56, is Executive Vice President – Finance and Administration of the Company since incorporation. Mr. Macnow has been Executive Vice President – Finance and Administration of Vornado since January 1998 and Chief Financial Officer of Vornado since March 2001. From 1985 to January 1998, Mr. Macnow was Vice President and Chief Financial Officer of Vornado.

Patrick T. Hogan, age 34, is Vice President – Chief Financial Officer since March 1, 2001. Mr. Hogan is also Vice President of Vornado since March 2001. Mr. Hogan served as Chief Financial Officer and Treasurer for Correctional Properties Trust, a Maryland UPREIT, from February 1998 to February 2001; from June 1996 to February 1998, Mr. Hogan worked for the Wackenhut Corporation and Subsidiaries managing treasury and financial reporting functions while forming Correctional Properties Trust.

Neither Mr. Roth nor any other member of management is committed to spending a particular amount of time on the Company's affairs, nor does any of them devote their full time to the Company. Mr. Roth and the other members of management devote such time and efforts as they deem reasonably necessary to conduct the operations of the Company while continuing to devote a material amount of their time and efforts to the management and properties of Vornado, Alexander's and other businesses.

PART II.

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

The Common Stock of the Company is listed on the American Stock Exchange under the symbol "VOO". The Transfer Agent and Registrar for the Common Stock is First Union National Bank, Charlotte, North Carolina.

Quarterly price ranges of the Common Stock for the years ended December 31, 2001 and 2000 were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
Quarter	High	Low	High	Low
1st	$ 6.00	$ 1.81	$ 14.25	$ 5.31
2nd	3.00	1.30	13.25	5.75
3rd	2.52	0.90	7.88	5.38
4th	1.30	0.30	5.56	1.38

The approximate number of record holders of Common Stock of the Company at December 31, 2001 was 1,900.

No cash dividends have been declared or paid in respect of the Common Stock. The Company intends to use its available funds to cover cash flow deficits and to pursue investment and business opportunities and, therefore, does not anticipate the payment of any cash dividends on the Common Stock in the foreseeable future. Payment of any dividends on the Common Stock is prohibited under the Revolving Credit Agreement until all amounts outstanding thereunder are paid in full and the commitment thereunder is terminated, and will also be subject to such limitations as may be imposed by any other credit facilities that the Company may obtain from time to time. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources." The declaration of dividends is subject to the discretion of the Board, subject to applicable law. Under the Delaware General Corporation Law, a corporation may pay dividends only out of its surplus or, in case there is not surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The Company has a stockholders' deficit, has not incurred any net profits since its commencement of operations and may never do so.

Item 6. ***Selected Consolidated Financial Data***

	Year Ended December 31, 2001	2000	1999	For the Period October 16, 1998 (Commencement of Operations) to December 31, 1998
Revenues:				
Interest income	$ 7,293	$ 85,441	$ 421,690	$ 261,948
Expenses:				
General and administrative	1,896,822	1,574,963	1,094,773	271,698
Organization costs	--	--	359,643	971,959
Total expenses	1,896,822	1,574,963	1,454,416	1,243,657
	(1,889,529)	(1,489,522)	(1,032,726)	(981,709)
Interest and debt expense to Vornado Realty Trust	(2,422,337)	(1,904,580)	(1,216,628)	--
Loss from AmeriCold Logistics	(2,331,105)	(10,890,600)	(5,546,400)	--
Unrealized loss from marketable securities	(777,630)	--	--	--
Loss from Transportal Network	--	(4,982,576)	(540,000)	--
Gain on sale of investment in Charles E. Smith Commercial Realty L.P.	--	--	280,000	--
Loss before minority interest	(7,420,601)	(19,267,278)	(8,055,754)	(981,709)
Minority interest	--	1,581,765	797,520	97,189
Net loss	$(7,420,601)	$(17,685,513)	$(7,258,234)	$ (884,520)
Net Loss per share - basic and diluted	$ (1.82)	$ (4.35)	$ (1.78)	$ (.22)
Balance Sheet Data:				
Total assets	$19,110,923	$ 16,729,358	$21,372,706	$25,226,674
Note Payable to Vornado Realty Trust	31,423,538	19,781,538	4,586,896	--
Stockholders' equity (deficit)	(12,899,024)	(4,045,149)	14,357,089	21,653,923

AmeriCold, URS, Freezer Services, Inc. and the Carmar Group, collectively, are considered predecessors of the Company. The net equity in income (loss) of the predecessors was $2,922,000 from January 1, 1999 to March 11, 1999 (acquisition date), $10,193,000 in 1998 and $(11,209,000) in 1997.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Results of Operations

Years Ended December 31, 2001 and 2000

The Company had a net loss of $7,421,000 for the year ended December 31, 2001 compared to a net loss of $17,686,000 for the prior year, a decrease of $10,265,000.

Revenues (comprised of interest income) were $7,000 for the year ended December 31, 2001, compared to $85,000 for the prior year, a decrease of $78,000, which resulted primarily from lower average invested balances.

General and administrative expenses were $1,897,000 for the year ended December 31, 2001, compared to $1,575,000 for the prior year, an increase of $322,000. This results from (i) higher payroll and rent expenses associated with the Company's Chief Operating Officer who was hired on June 15, 2000 and resigned effective June 15, 2001, and who remained as a consultant to the Company through December 31, 2001, and (ii) an increase in professional fees.

The Company's loss from AmeriCold Logistics was $2,331,000 for the year ended December 31, 2001, compared to a net loss of $10,891,000 for the prior year, a decrease of $8,560,000. Included in these losses is interest income of $1,082,000 and $171,000, for the years ended December 31, 2001 and 2000, earned on the promissory notes advanced to AmeriCold Logistics by the Company. The amounts discussed below in "AmeriCold Logistics Results of Operations for the Years Ended December 31, 2001 and 2000" exclude this interest income. The losses from AmeriCold Logistics excluding interest income were $3,413,000 and $11,062,000 for the years ended December 31, 2001 and 2000.

On February 22, 2001, AmeriCold Logistics' leases with the Vornado REIT/Crescent REIT Partnership (the "Landlord") were restructured to, among other things, (i) reduce 2001's contractual rent to $146,000,000 ($14,500,000 less than 2000's contractual rent), (ii) reduce 2002's contractual rent to $150,000,000 (plus additional contingent rent in certain circumstances), (iii) increase the Landlord's share of annual maintenance capital expenditures by $4,500,000 to $9,500,000 effective January 1, 2000 and (iv) extend the deferred rent period to December 31, 2003 from March 11, 2002.

In the fourth quarter ended December 31, 2001, AmeriCold Logistics reversed $25,469,000 of the rent expense recorded for 2001. This results from the Landlord waiving its rights to collect this portion of the rent. Further, the Landlord waived $14,343,000 of the rent expense recorded by AmeriCold Logistics for 2000 which AmeriCold Logistics recorded as income in the fourth quarter ended December 31, 2001. The aggregate amount waived by the Landlord of $39,812,000 (of which the Company's share was $23,887,000) represents a portion of the rent due under the leases which AmeriCold Logistics deferred in such years.

On January 23, 2002, the leases with the Landlord were restructured to consolidate four of the non-encumbered leases into one non-encumbered lease. The restructuring did not affect total contractual rent due under the combined leases.

AmeriCold Logistics is experiencing cash flow deficits which management of AmeriCold Logistics is currently addressing through sales of non-core assets. In addition, AmeriCold Logistics anticipates that the Landlord may further restructure the leases to provide additional cash flow.

AmeriCold Logistics Results of Operations for the Years Ended December 31, 2001 and 2000

The following is a discussion of the results of operations of AmeriCold Logistics, the Company's Temperature Controlled Logistics business - see page 4 for a discussion of this business. The data below represents 100% of this business, of which the Company owns 60%. For the purpose of the discussion below, "Leased Operations" refer to operations at warehouses leased by AmeriCold Logistics and "Other Operations" refer to (i) warehouses managed by AmeriCold Logistics for the accounts of customers ("Managed Warehouses"), (ii) Transportation Management Services, which includes freight routing, dispatching, freight rate negotiation, backhaul coordination, and distribution channel assessments, and (iii) Quarry Operations.

Revenues were $647,259,000 for the year ended December 31, 2001, compared to $676,158,000 for the prior year, a decrease of $28,899,000. Revenues from Leased Operations were $441,744,000 for the year ended December 31, 2001, compared to $460,973,000 for the prior year, a decrease of $19,229,000. Revenues from Other Operations were $205,515,000 for the year ended December 31, 2001, compared to $215,185,000 for the prior year, a decrease of $9,670,000.

The revenue decrease in Leased Operations for the year results from lower warehouse revenues as a result of a reduction in both total customer inventory stored at the warehouses and customer inventory turns. The decrease in revenue from Other Operations results from (i) a decrease in revenues from Managed Warehouses as a result of losing a customer, (ii) a decline in Transportation Management Services revenues due to the expiration of a contract with a customer in the second quarter of 2000, and (iii) a reduction in output at the Quarry Operations.

The gross margin for Leased Operations was $159,407,000, or 36.1% for the year ended December 31, 2001, compared to $186,171,000, or 40.4% for the prior year, a decrease of $26,764,000. The decreases in both gross margin and gross margin percentage are attributable to lower customer inventory levels and customer inventory turns.

Operating income from Other Operations was $13,189,000 for the year ended December 31, 2001, compared to $11,178,000 for the prior year, an increase of $2,011,000. This increase results from (i) achieving more profitable results from Transportation Management Services on lower revenues (gross margin increased to 3.2% in 2001 from 0.4% in 2000), partially offset by (ii) a decline in Managed Warehouses, and (iii) a reduction in output at the Quarry Operations.

Rent expense was $130,807,000 for the year ended December 31, 2001, compared to $170,640,000 for the prior year, a decrease of $39,833,000. $14,500,000 of this decrease resulted from the lease restructuring announced on February 22, 2001. The remaining decrease resulted primarily from the waiver from the Landlord in the fourth quarter ended December 31, 2001, both of which are discussed above.

Forgiveness of rent deferred in the previous year of $14,343,000 also resulted from the waiver from the Landlord in the fourth quarter ended December 31, 2001 discussed above.

General and administrative expenses were $37,691,000 for the year ended December 31, 2001, compared to $35,933,000 for the prior year, an increase of $1,758,000. This increase results primarily from accruals for legal settlements.

Reserves established for restructuring were $8,895,000 for the year ended December 31, 2001. This primarily reflects senior management changes at AmeriCold Logistics. Severance related charges are for the termination of 199 employees, located primarily in the Atlanta and Portland offices. Through December 31, 2001, AmeriCold Logistics had terminated 30 of the employees.

Depreciation and amortization expense was $11,477,000 for the year ended December 31, 2001, compared to $7,803,000 for the prior year, an increase of $3,674,000. This increase resulted primarily from (i) additional machinery and equipment and (ii) a change in estimate for depletion of $2,098,000 at one of the Company's quarries.

Interest expense was $4,702,000 for the year ended December 31, 2001, compared to $2,136,000 for the prior year, an increase of $2,566,000. This increase resulted from higher average debt and interest on deferred rent. Approximately $1,100,000 of This Year's interest expense relates to the deferred rent balance which was waived by the Landlord as discussed above.

Other income, net was $945,000 for the year ended December 31, 2001, compared to $727,000 for the prior year, an increase of $218,000. This results from lower write-off's.

As a result of the aforementioned factors, AmeriCold Logistics' net loss for the year ended December 31, 2001 decreased by $12,748,000 to $5,688,000 when compared to the prior year's loss. The Company's share of the net loss for the year ended December 31, 2001 is $3,413,000.

Transportal Network ceased operations in September 2000. Accordingly, there was no results of operations for the year ended December 31, 2001. Loss from Transportal Network was $4,983,000 for the prior year.

The Company recognized an unrealized loss from marketable securities of $778,000 in the first quarter of 2001, due to an "other than temporary decline" in fair value of marketable securities available for sale.

Interest and debt expense to Vornado Realty Trust was $2,422,000 for the year ended December 31, 2001, compared to $1,905,000 for the prior year, an increase of $517,000, which resulted primarily from higher average outstanding balances under the Revolving Credit Agreement with Vornado Realty Trust.

Years Ended December 31, 2000 and 1999

The Company had a net loss of $17,686,000 for the year ended December 31, 2000, compared to a net loss of $7,258,000 for the prior year, an increase of $10,428,000.

Revenues were $85,000 for the year ended December 31, 2000, compared to $422,000 for the prior year, a decrease of $337,000, which resulted from lower average invested balances.

General and administrative expenses were $1,575,000 for the year ended December 31, 2000, compared to $1,095,000 for the prior year, an increase of $480,000. This increase results from (i) an increase in payroll costs associated with the Company's Chief Operating Officer hired on June 15, 2000 and (ii) an increase in franchise taxes.

No organization costs were incurred in the year ended December 31, 2000, whereas $360,000 were incurred in the prior year.

The Company's loss from AmeriCold Logistics was $10,891,000 for the year ended December 31, 2000, compared to a loss of $5,546,000 for the period from March 11, 1999 (acquisition date) to December 31, 1999, an increase of $5,345,000. Included in the loss for the year ended December 31, 2000 is interest income of $171,000 earned on the $3,000,000 promissory note advanced to AmeriCold Logistics by the Company in the third quarter of 2000. Excluding interest income, the loss from AmeriCold Logistics was $11,062,000 for the year ended December 31, 2000.

Had the rent under the lease restructuring on February 22, 2001 discussed above been effective for the year ended December 31, 2000, the Company's loss from AmeriCold Logistics would have been $2,365,000.

On a pro forma basis, assuming that the acquisition of AmeriCold Logistics had occurred on January 1, 1999, the Company's loss from investment in AmeriCold Logistics would have increased $4,168,600 compared to the pro forma loss of $6,893,400 for the year ended December 31, 1999. This increase is discussed below:

AmeriCold Logistics Results of Operations for the Years Ended December 31, 2000 and 1999

The following is a discussion of the results of operations of AmeriCold Logistics, the Company's Temperature Controlled Logistics business - see page 4 for a discussion of this business. The data below represents 100% of this business of which the Company owns 60%. For the purpose of the discussion below, "Leased Operations" refer to operations at warehouses leased by AmeriCold Logistics and "Other Operations" refer to (i) warehouses managed by AmeriCold Logistics for the accounts of customers ("Managed Warehouses"), (ii) Transportation Management Services, which includes freight routing, dispatching, freight rate negotiation, backhaul coordination, and distribution channel assessments, and (iii) Quarry Operations. The data for the year ended December 31, 1999 is pro forma because the acquisition of AmeriCold Logistics occurred on March 11, 1999.

Revenues were $676,158,000 for the year ended December 31, 2000, compared to $679,807,000 for the prior year, a decrease of $3,649,000. Revenues from Leased Operations were

$460,973,000 for the year ended December 31, 2000, compared to $448,449,000 for the prior year, an increase of $12,524,000. Revenues from Other Operations were $215,185,000 for the year ended December 31, 2000, compared to $231,358,000 for the prior year, a decrease of $16,173,000.

The revenue increase in Leased Operations for the year results from (i) an increase in revenue from new warehouses of $10,912,000, and (ii) an increase in revenue at comparable warehouses (operations at warehouses that were leased for each year) of $1,612,000. The decrease in revenue from Other Operations is primarily the result of a decline in Transportation Management Services revenue due to the expiration of a contract with a customer.

The gross margin for Leased Operations at comparable warehouses was $181,022,000, or 40.5% for the year ended December 31, 2000, compared to $179,791,000, or 40.4% for the prior year, an increase of $1,231,000. In addition, the increase in gross margin from newly built warehouses was $5,241,000.

Operating income from Other Operations was $11,178,000 for the year ended December 31, 2000, compared to $15,015,000 for the prior year, a decrease of $3,837,000. This decrease was due to the expiration of a contract in the Transportation Management Services operation and a decline in the volumes and margins of the Quarry Operations.

Rent expense was $170,640,000 for the year ended December 31, 2000, compared to $167,580,000 for the prior year, an increase of $3,060,000. This increase was primarily due to new warehouses. See above for the effect of the lease restructuring on February 22, 2001 on contractual rent.

General and administrative expenses were $35,933,000 for the year ended December 31, 2000, compared to $32,588,000 for the prior year, an increase of $3,345,000. This increase resulted primarily from (i) an increase in severance pay of $2,154,000 and (ii) higher corporate office expenses.

Depreciation and amortization expense was $7,803,000 for the year ended December 31, 2000, compared to $5,964,000 for the prior year, an increase of $1,839,000. This increase resulted primarily from changes in the purchase price allocation in the fourth quarter of 1999, and an increase in the depreciable asset base.

Interest expense was $2,136,000 for the year ended December 31, 2000, compared to $663,000 for the prior year, an increase of $1,473,000. This increase resulted from borrowings and interest on deferred rent balances in 2000.

Other income was $727,000 for the year ended December 31, 2000, compared to $592,000 for the prior year, an increase of $135,000.

As a result of the aforementioned factors, AmeriCold Logistics' net loss for the year ended December 31, 2000 increased by $6,947,000 to $18,436,000 when compared to the prior year's pro forma loss. The Company's share of the net loss for the year ended December 31, 2000 is $11,062,000.

Loss from Transportal Network was $4,983,000 for the year ended December 31, 2000, compared to $540,000 for the prior year, an increase of $4,443,000. Transportal Network ceased operations during 2000 and the loss for 2000 includes $723,000 relating to shutting down the operation.

Interest and debt expense to Vornado Realty Trust was $1,905,000 for the year ended December 31, 2000, compared to $1,217,000 for the prior year, an increase of $688,000, which resulted from higher average outstanding balances under the Revolving Credit Agreement with Vornado Realty Trust.

Gain on sale of investment in partnership of $280,000 for the year ended December 31, 1999 results from the exercise of the Company's option to require Vornado to repurchase its investment in Charles E. Smith Commercial Realty L.P.

Liquidity and Capital Resources

The Company has a $75,000,000 unsecured Revolving Credit Agreement with Vornado that expires on

December 31, 2004. Borrowings under this facility bear interest at LIBOR plus 3% (4.87% at December 31, 2001). The Company pays Vornado a commitment fee equal to 1% per annum on the average daily unused portion of the facility pursuant thereto; for the years ended December 31, 2001 and 2000 the Company paid $485,000 and $630,000 to Vornado. Amounts may be borrowed under the Revolving Credit Agreement, repaid and reborrowed from time to time on a revolving basis (so long as the principal amount outstanding at any time does not exceed $75,000,000). At December 31, 2001 and 2000, $31,424,000 and $19,782,000 were outstanding, respectively. Principal payments are not required under the Revolving Credit Agreement during its term. The Revolving Credit Agreement prohibits the Company from incurring indebtedness to third parties (other than certain purchase money debt and certain other exceptions) and prohibits the Company from paying any dividends. The Company currently has no external sources of financing except this facility.

During the year ended December 31, 2001, the Company made two secured loans totaling $8,940,000 to AmeriCold Logistics. The first loan, made on April 30, 2001, was $3,840,000 and is secured by a mortgage on AmeriCold Logistics' quarries and is in addition to the $3,000,000 advanced in 2000. This loan bears interest at 12% and requires monthly payments of interest until maturity on March 31, 2002. The second loan, made on June 6, 2001, was $5,100,000 and is secured by property, plant and equipment. This loan bears interest at 14% and requires monthly payments of principal and interest of $98,933 until maturity on December 31, 2002. On March 11, 2002 all three of these loans were amended to extend the maturity date to December 31, 2004.

AmeriCold Logistics is experiencing cash flow deficits which management of AmeriCold Logistics is currently addressing through sales of non-core assets. In addition, AmeriCold Logistics anticipates that the Landlord may further restructure the leases to provide additional cash flow.

On February 22, 2001, AmeriCold Logistics' leases with the Vornado REIT/Crescent REIT Partnership (the "Landlord") were restructured to, among other things, (i) reduce 2001's contractual rent to $146,000,000 ($14,500,000 less than 2000's contractual rent), (ii) reduce 2002's contractual rent to $150,000,000 (plus additional contingent rent in certain circumstances), (iii) increase the Landlord's share of annual maintenance capital expenditures by $4,500,000 to $9,500,000 effective January 1, 2000 and (iv) extend the deferred rent period to December 31, 2003 from March 11, 2002.

AmeriCold Logistics recognized $156,276,000 and $170,640,000 of rent expense for the years ended December 31, 2001 and 2000 which includes, effects of straight-lining, rent to parties other than the Landlord and is before the waiver of rent discussed below.

AmeriCold Logistics' balance of deferred rent is as follows:

	Total	The Company's Share
2001 deferral	$ 25,469,000	$ 15,281,400
2000 deferral	19,011,000	11,406,600
1999 deferral	5,400,000	3,240,000
Total	$ 49,880,000	$ 29,928,000

In the fourth quarter ended December 31, 2001, AmeriCold Logistics reversed $25,469,000 of the rent expense recorded for 2001. This results from the Landlord waiving its rights to collect this portion of the rent. Further, the Landlord waived $14,343,000 of the rent expense recorded by AmeriCold Logistics for 2000 which AmeriCold Logistics recorded as income in the fourth quarter ended December 31, 2001. The aggregate amount waived by the Landlord of $39,812,000 (of which the Company's share was $23,887,000) represents a portion of the rent due under the leases which AmeriCold Logistics deferred in such years.

On January 23, 2002, the leases with the Landlord were restructured to consolidate four of the non-encumbered leases into one non-encumbered lease. The restructuring did not affect total contractual rent due under the combined leases.

In addition, in the year ended December 31, 2001, AmeriCold Logistics recorded a charge of $8,895,000 comprised of (i) severance and relocation costs associated with a management restructuring, and (ii) expenses arising from the consolidation of a portion of the corporate office in Portland, Oregon into AmeriCold Logistics' Atlanta headquarters. Severance related charges are for the termination of 199 employees, located primarily in the Atlanta and Portland offices. Through December 31, 2001, AmeriCold Logistics had terminated 30 of the employees.

The Company's $6,000,000 contribution to AmeriCold Logistics in March 2000 was unmatched by the Company's partner, who recently filed for bankruptcy protection. Accordingly, the $4,000,000 contribution receivable shown in partner's capital of the Vornado Crescent Logistics Operating Partnership's financial statements was cancelled at December 31, 2001. In the first quarter of 2002, the Company's $6,000,000 became a special equity contribution that: (i) has priority over the original equity amounts, with voting rights of the Company not effected, (ii) is redeemable only at AmeriCold Logistics' option, and (iii) accrues interest at 12% compounded annually from March 7, 2000. The Company's share of AmeriCold Logistics remains at 60%.

In the aggregate, the Company's investments do not, and for the foreseeable future, are not expected to, generate sufficient cash flow to pay all of its expenses. The Company estimates that it has adequate borrowing capacity under its credit facility to meet its cash requirements.

Cash Flows for the Year Ended December 31, 2001

Cash flows used in operating activities of $3,517,000 were comprised of (i) net loss of $7,421,000 and (ii) the net change in operating assets and liabilities of $287,000, offset by (iii) adjustments for non-cash and non-operating items of $4,191,000. The adjustments for non-cash and non-operating items are comprised of (i) loss from AmeriCold Logistics of $3,413,000 and (ii) unrealized loss from marketable securities of $778,000.

Net cash used in investing activities of $8,700,000 relate to the loans advanced to AmeriCold Logistics during 2001.

Net cash provided by financing activities of $11,642,000 resulted from borrowings under the Company's Revolving Credit Agreement with Vornado.

Cash Flows for the Year Ended December 31, 2000

Cash flows used in operating activities of $3,148,000 were comprised of (i) net loss of $17,686,000, offset by (ii) the net change in operating assets and liabilities of $123,000, and (iii) adjustments for non-cash and non-operating items of $14,415,000. The adjustments for non-cash and non-operating items are comprised of (i) loss from AmeriCold Logistics of $11,062,000 and (ii) loss from Transportal Network of $4,983,000, offset by (iii) minority interest of $1,582,000 and (iv) non-cash compensation of $48,000.

Net cash used in investing activities of $14,718,000 was comprised of investment in and advances to AmeriCold Logistics of $9,000,000, investment in Transportal Network of $4,940,000, and purchases of securities available for sale of $778,000.

Net cash provided by financing activities of $15,198,000 was primarily comprised of proceeds from borrowings of $17,100,000, offset by repayments of borrowings under the Company's Revolving Credit Agreement with Vornado of $1,905,000.

Cash Flows for the Year Ended December 31, 1999

Cash flows used in operating activities of $2,963,000 were comprised of (i) net loss of $7,258,000 and (ii) the net change in operating assets and liabilities of $720,000, offset by adjustments for non-cash and non-operating items of $5,015,000. The adjustment for non-cash and non-operating items are comprised of (i) loss from investment in AmeriCold Logistics of $5,546,000, (ii) loss from investment in Transportal Network of $540,000 and (iii) stock appreciation rights compensation expense of $6,000, offset by (i) minority interest of $797,000 and (ii) gain on the sale of investment in Charles E. Smith Commercial Realty L.P. of $280,000.

Net cash used in investing activities of $10,159,000 was comprised of investment in AmeriCold Logistics of $23,359,000, offset by proceeds from the sale of investment in Charles E. Smith Commercial Realty L.P. of $13,200,000.

Net cash provided by financing activities of $4,548,000 was comprised primarily of proceeds from borrowing of $18,587,000, offset by repayments of borrowings under the Company's Revolving Credit Agreement with Vornado of $14,000,000.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 is effective immediately and SFAS No. 142 will be implemented in January 2002. The implementation of these standards did not have an impact on the Company's financial statements.

In August 2001, FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* (effective January 1, 2003) and SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* (effective January 1, 2002). SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes current accounting literature and now provides for a single accounting model for long-lived assets to be disposed of by sale and requires discontinued operations presentation for disposals of a "component" of entity. The Company does not believe that the adoption of SFAS No. 143 and 144 will affect the Company's financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

At December 31, 2001 and 2000, the Company had $31,424,000 and $19,782,000 of variable rate debt outstanding bearing interest at LIBOR plus 3.00% (4.87% at December 31, 2001). A one percent increase for one year in the base used to determine the interest rate of the variable rate debt would result in a $314,000 increase in the Company's annual net loss for the year ended December 31, 2001 ($0.08 per basic and diluted share).

Item 8. *Financial Statements and Supplementary Data*

INDEX TO FINANCIAL STATEMENTS

Item 9. *Changes In and Disagreements With Independent Auditors on Accounting and Financial Disclosure*

Not applicable.

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Vornado Operating Company
New York, New York

We have audited the accompanying consolidated balance sheets of Vornado Operating Company as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vornado Operating Company at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
March 11, 2002

VORNADO OPERATING COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$ 14,653	$ 589,564
Marketable securities	--	57,504
Investment in and advances to AmeriCold Logistics	18,943,309	15,765,891
Prepaid expenses and other assets	152,961	316,399
	$ 19,110,923	$16,729,358
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Note payable to Vornado Realty Trust	$ 31,423,538	$19,781,538
Due to Transportal Network	--	582,194
Due to Vornado Realty Trust	98,672	73,359
Accounts payable and accrued expenses	487,737	337,416
Total liabilities	32,009,947	20,774,507
Minority interest	--	--
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' DEFICIT		
Common stock: par value $.01 per share; authorized, 40,000,000 shares; issued and outstanding, 4,068,924 shares in each year	40,689	40,689
Additional paid-in capital	22,462,555	22,462,555
Accumulated deficit	(33,248,868)	(25,828,267)
	(10,745,624)	(3,325,023)
Accumulated other comprehensive loss	(2,153,400)	(720,126)
Total stockholders' deficit	(12,899,024)	(4,045,149)
	$ 19,110,923	$16,729,358

See notes to consolidated financial statements.

VORNADO OPERATING COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2001	2000	1999
REVENUES:			
Interest income	$ 7,293	$ 85,441	$ 421,690
EXPENSES:			
General and administrative	1,896,822	1,574,963	1,094,773
Organization costs	--	--	359,643
Total expenses	1,896,822	1,574,963	1,454,416
	(1,889,529)	(1,489,522)	(1,032,726)
Interest and debt expense to Vornado Realty Trust	(2,422,337)	(1,904,580)	(1,216,628)
Loss from AmeriCold Logistics	(2,331,105)	(10,890,600)	(5,546,400)
Unrealized loss from marketable securities	(777,630)	--	--
Loss from Transportal Network	--	(4,982,576)	(540,000)
Gain on sale of investment in Charles E. Smith Commercial Realty L.P.	--	--	280,000
Loss before income tax benefit and minority interest	(7,420,601)	(19,267,278)	(8,055,754)
Income tax benefit	--	--	--
Loss before minority interest	(7,420,601)	(19,267,278)	(8,055,754)
Minority interest	--	1,581,765	797,520
NET LOSS	$ (7,420,601)	$ (17,685,513)	$ (7,258,234)
Net loss per share — basic and diluted	$ (1.82)	$ (4.35)	$ (1.78)

See notes to consolidated financial statements.

VORNADO OPERATING COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock	Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (deficit)	Comprehensive Loss
Balance, January 1, 1999	$ 40,683	$ 22,497,760	$ (884,520)	$ --	$ 21,653,923	$ (884,520)
Costs incurred to register securities for stock option plan	--	(38,600)	--	--	(38,600)	--
Net loss	--	--	(7,258,234)	--	(7,258,234)	$ (7,258,234)
Balance, December 31, 1999	40,683	22,459,160	(8,142,754)	--	14,357,089	$ (7,258,234)
Common Stock issued under employees' stock plan	6	3,395	--	--	3,401	--
Unrealized loss on securities available for sale	--	--	--	(720,126)	(720,126)	$ (720,126)
Net loss	--	--	(17,685,513)	--	(17,685,513)	(17,685,513)
Balance, December 31, 2000	40,689	22,462,555	(25,828,267)	(720,126)	(4,045,149)	$ (18,405,639)
Recognition of unrealized loss from marketable securities previously included in comprehensive loss	--	--	--	720,126	720,126	$ 720,126
Proportionate share of other comprehensive loss of partially-owned entity	--	--	--	(2,153,400)	(2,153,400)	(2,153,400)
Net Loss	--	--	(7,420,601)	--	(7,420,601)	(7,420,601)
Balance, December 31, 2001	$ 40,689	$ 22,462,555	$ (33,248,868)	$ (2,153,400)	$ (12,899,024)	$ (8,853,875)

See notes to consolidated financial statements.

VORNADO OPERATING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (7,420,601)	$ (17,685,513)	$ (7,258,234)
Adjustments to reconcile net loss to net cash used in operations:			
Minority interest	--	(1,581,765)	(797,520)
Equity in loss from AmeriCold Logistics	3,412,800	11,061,600	5,546,400
Loss from Transportal Network	--	4,982,576	540,000
Unrealized loss from marketable securities	777,630	--	--
Stock appreciation rights compensation (income) expense	--	(47,865)	5,850
Gain on sale of investment in Charles E. Smith Commercial Realty L.P.	--	--	(280,000)
Changes in operating assets and liabilities:			
Prepaid expenses and other assets	163,438	(14,054)	172,768
Interest receivable on loans to AmeriCold Logistics	(43,380)	(15,000)	--
Accounts payable and accrued expenses	150,321	168,325	84,091
Due to Transportal Network	(582,194)	--	--
Due to Vornado Realty Trust	25,313	(16,641)	(976,451)
Net cash used in operating activities	(3,516,673)	(3,148,337)	(2,963,096)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in and advances to AmeriCold Logistics	(8,940,000)	(9,000,000)	(23,358,891)
Repayment of loans to AmeriCold Logistics	239,762	--	--
Investment in Transportal Network	--	(4,940,382)	--
Proceeds from sale of Charles E. Smith Commercial Realty L.P.	--	--	13,200,000
Purchases of securities available for sale	--	(777,630)	--
Net cash used in investing activities	(8,700,238)	(14,718,012)	(10,158,891)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings	11,642,000	17,100,000	18,586,896
Repayments on borrowings	--	(1,905,358)	(14,000,000)
Other	--	3,401	(38,600)
Net cash provided by financing activities	11,642,000	15,198,043	4,548,296
Net (decrease) in cash and cash equivalents	(574,911)	(2,668,306)	(8,573,691)
Cash and cash equivalents at beginning of period	589,564	3,257,870	11,831,561
Cash and cash equivalents at end of period	$ 14,653	$ 589,564	$ 3,257,870
SUPPLEMENTAL INFORMATION:			
Cash payments for interest	$ 2,411,193	$ 1,904,580	$ 1,216,628
NON-CASH TRANSACTIONS:			
Unrealized loss on securities available for sale	$ --	$ (720,126)	$ --

See notes to consolidated financial statements.

VORNADO OPERATING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

Vornado Operating Company, a Delaware corporation (the "Company"), was incorporated on October 30, 1997, as a wholly owned subsidiary of Vornado Realty Trust (together with its consolidated subsidiaries and "Vornado") and commenced operations on October 16, 1998. In order to maintain its status as a real estate investment trust ("REIT") for federal income tax purposes, Vornado is required to focus principally on investments in real estate assets. Accordingly, Vornado is prevented from owning certain assets and conducting certain activities that would be inconsistent with its status as a REIT. The Company was formed to own assets that Vornado could not itself own and conduct activities that Vornado could not itself conduct. Vornado Operating Company is intended to function principally as an operating company, in contrast to Vornado's principal focus of investment in real estate assets. The Company is able to do so because it is taxable as a regular "C" corporation rather than a REIT.

On October 16, 1998, Vornado Realty L.P. (the "Operating Partnership"), a subsidiary of Vornado, made a distribution (the "Distribution") of one share of common stock, par value $.01 per share ("Common Stock"), of the Company for each 20 units of limited partnership interest of the Operating Partnership (including the units owned by Vornado) held of record as of the close of business on October 9, 1998 (the "Record Date"), and Vornado in turn made a distribution of the Common Stock it received to the holders of its common shares of beneficial interest.

The Company holds its assets and conducts its business through Vornado Operating L.P., a Delaware limited partnership ("Company L.P."). The Company is the sole general partner of, and as of December 31, 2001 owned a 90.1% partnership interest in, Company L.P. All references to the "Company" refer to Vornado Operating Company and its subsidiaries including Company L.P.

In the aggregate, the Company's investments do not, and for the foreseeable future, are not expected to, generate sufficient cash flow to pay all of its expenses. The Company estimates that it has adequate borrowing capacity under its credit facility to meet its cash requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of the Company and Company L.P. All significant intercompany amounts have been eliminated. Certain reclassifications to prior year amounts have been made to conform with the current year's presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

Marketable Securities: During the year ended December 31, 2000, the Company purchased marketable securities which it intends to hold for an indefinite period of time and therefore has classified them as securities available for sale. Unrealized gains and losses are included as a component of stockholders' deficit and other comprehensive loss. Realized gains or losses on the sale of securities are recorded based on average cost. At December 31, 2000, these securities had an aggregate market value of $57,504, resulting in gross unrealized losses of $720,126. The Company recognized the unrealized loss from these securities of $777,630 during 2001 due to an "other than temporary decline" in their fair value.

Equity Investees: Equity interests in partially-owned entities include partnerships and joint ventures and are accounted for under the equity method of accounting as the Company exercises significant influence. These investments are recorded initially at cost and subsequently adjusted for net equity in income (loss) and cash contributions and distributions.

Fair Value of Financial Instruments: All financial instruments of the Company are reflected in the accompanying consolidated balance sheets at historical cost which, in management's estimation, based upon an interpretation of available market information and valuation methodologies, reasonably approximates their fair values. Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition of the Company's financial instruments.

Income Taxes: Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the treatment of certain items for financial statement purposes and the treatment of those items for corporation tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Amounts Per Share: Basic and diluted loss per share exclude the effects of options. Stock options outstanding were not dilutive in any period.

Stock Options: The Company accounts for stock-based compensation using the intrinsic value method. Under the intrinsic value method compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. Accordingly, no compensation cost has been recognized for the Company's stock option plans. In addition, costs incurred in connection with registering such securities that would be issued upon exercise are a reduction of stockholders' equity.

Stock Appreciation Rights: Stock Appreciation Rights (SARs) are granted at 100% of the market price of the Common Stock on the date of grant. SARs vest ratably, becoming fully vested 36 months after grant. Expense is recognized ratably in the statement of operations if the stock price exceeds the exercise price at the balance sheet date. On subsequent balance sheet dates, if the stock price falls the previously recognized expense is reversed, but not below zero.

Organization Costs: Costs incurred in connection with the organization of Company were expensed in accordance with the American Institute of Certified Public Accountant's Statement of Position 98-5 — "Reporting on the Costs of Start-up Activities" which the Company adopted in December 1998.

Recently Issued Accounting Standards: In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 is effective immediately and SFAS No. 142 will be implemented in January 2002. The implementation of these standards did not have an impact on the Company's financial statements.

In August 2001, FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* (effective January 1, 2003) and SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* (effective January 1, 2002). SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes current accounting literature and now provides for a single accounting model for long-lived assets to be disposed of by sale and requires discontinued operations presentation for disposals of a "component" of entity. The Company does not believe that the adoption of SFAS No. 143 and 144 will affect the Company's financial statements.

3. Acquisition and Disposition

Temperature Controlled Logistics Business ("AmeriCold Logistics")

In October 1997, a partnership (the "Vornado REIT/Crescent REIT Partnership") in which Vornado has a 60% interest and Crescent Real Estate Equities Company ("Crescent") has a 40% interest acquired each of AmeriCold Corporation ("AmeriCold") and URS Logistics, Inc. ("URS"). In June 1998, the Vornado REIT/Crescent REIT Partnership acquired the assets of Freezer Services, Inc. and in July 1998 acquired the Carmar Group.

In March 1999, the Company and Crescent Operating Inc. ("Crescent Operating") formed a new partnership, the "Vornado Crescent Logistics Operating Partnership" (which does business under the name "AmeriCold Logistics"), that purchased all of the non-real estate assets of the Vornado REIT/Crescent REIT Partnership (the "Landlord") for $48,700,000, of which the Company's 60% share was $29,200,000. AmeriCold Logistics leases 89 temperature controlled warehouses from the Vornado REIT/Crescent REIT Partnership, which continues to own the real estate. The leases, which commenced in March 1999, as amended, generally have a 15-year term with two five-year renewal options and provide for the payment of fixed base rent and percentage rent based on customer revenues. AmeriCold Logistics is required to pay for all costs arising from the operation, maintenance and repair of the properties, as well as property capital expenditures in excess of $9,500,000 annually. AmeriCold Logistics has the right to defer the payment of 15% of fixed base rent and all percentage rent until December 31, 2003, to the extent that available cash, as defined in the leases, is insufficient to pay such rent. In addition to the leased warehouses, AmeriCold Logistics manages 11 additional warehouses.

The Company owns 60% of AmeriCold Logistics through Company L.P., and Crescent Operating indirectly owns 40%. The Company accounts for this investment under the equity method of accounting as Crescent Operating has "substantive participating rights" as defined in accounting literature.

To fund its share of the purchase price, the Company utilized $4,600,000 of cash, borrowed $18,600,000 under its Revolving Credit Agreement with Vornado and paid the balance of $6,000,000 in March 2000.

Charles E. Smith Commercial Realty L.P. ("CESCR")

On December 31, 1998, the Company purchased approximately 1.7% of the outstanding partnership units of CESCR for an aggregate price of approximately $12,900,000, or $34 per unit from Vornado. No distributions were received by the Company on this investment in 1999. CESCR owns interests in and manages office properties in Crystal City, Arlington, Virginia, a suburb of Washington, D.C., and manages additional office and other commercial properties in the Washington, D.C. area. In connection with this purchase, the Company was granted an option to require Vornado to repurchase all of the CESCR units at the price at which the Company purchased the CESCR units from Vornado, plus a cumulative return on such amount at a rate of 10% per annum. In March 1999, the Company exercised its option and Vornado acquired the CESCR units from the Company for $13,200,000.

Pro Forma Information

The following unaudited pro forma condensed consolidated operating results for the Company for the twelve months ended December 31, 1999 are presented as if the acquisitions and dispositions described above and the financing attributable thereto had occurred on January 1, 1999.

Condensed Consolidated Pro Forma Operating Results

	Pro Forma Twelve Months Ended December 31, 1999
Revenues	$ 422,000
Expenses	(1,454,000)
	(1,032,000)
Loss from investment in AmeriCold Logistics	(6,893,000)
Loss from investment in Transportal Network	(540,000)
Interest and debt expense	(1,467,000)
Gain on sale of investment in Charles E. Smith Commercial Realty L.P.	280,000
Minority interest	956,000
Net loss	$ (8,696,000)
Net loss per share - basic and diluted	$ (2.14)

4. Investments in Partnerships

The Company's investments in and advances to partnerships and loss recognized from such investments are as follows:

(amounts in thousands)

	Investments in and Advances to Partnership		Total Assets		Total Debt		Total Partners' Capital	
	December 31, 2001	December 31, 2000	2001	2000	2001	2000	2001	2000
AmeriCold Logistics (60% interest)	$ 18,943	$ 15,766	$ 175,107	$ 163,858	$ 30,162	$8,686	$ 7,766	$ 16,213

During the year ended December 31, 2001, the Company made two secured loans totaling $8,940,000 to AmeriCold Logistics. The first loan, made on April 30, 2001, was $3,840,000 and is secured by a mortgage on AmeriCold Logistics' quarries and is in addition to the $3,000,000 advanced in 2000. This loan bears interest at 12% and requires monthly payments of interest until maturity on March 31, 2002. The second loan, made on June 6, 2001, was $5,100,000 and is secured by property, plant and equipment. This loan bears interest at 14% and requires monthly payments of principal and interest of $98,933 until maturity on December 31, 2002. On March 11, 2002 all three of these loans were amended to extend the maturity date to December 31, 2004.

The Company's $6,000,000 contribution to AmeriCold Logistics in March 2000 was unmatched by the Company's partner, who recently filed for bankruptcy protection. Accordingly, the $4,000,000 contribution receivable shown in partner's capital of the Vornado Crescent Logistics Operating Partnership's financial statements was cancelled at December 31, 2001. In the first quarter of 2002, the Company's $6,000,000 became a special equity contribution that: (i) has priority over the original equity amounts, with voting rights of the Company not effected, (ii) is redeemable only at AmeriCold Logistics' option, and (iii) accrues interest at 12% compounded annually from March 7, 2000. The Company's share of AmeriCold Logistics remains at 60%.

(amounts in thousands)	Loss from Investments in Partnerships		
	For The Year Ended December 31,		
	2001	2000	1999
AmeriCold Logistics (60% interest)........	$ (2,331)	$ (10,891)	$ (5,546)
Transportal Network (60% interest)........	--	(4,983)	(540)
	$ (2,331)	$ (15,874)	$ (6,086)

The following condensed operating data represents 100% of AmeriCold Logistics of which the Company's share is 60%:

(amounts in thousands)	For the Year Ended December 31,		For the Period March 11, 1999 (Acquisition Date) to December 31, 1999
	2001	2000	
Revenues	$ 647,259	$ 676,158	$ 557,708
Costs other than depreciation applicable to revenues.........	$ 605,470	$ 649,449	$ 535,426
Net loss	$ (5,688)	$ (18,436)	$ (9,244)

AmeriCold Logistics is experiencing cash flow deficits which management of AmeriCold Logistics is currently addressing through sales of non-core assets. In addition, AmeriCold Logistics anticipates that the Landlord may further restructure the leases to provide additional cash flow.

On February 22, 2001, AmeriCold Logistics' leases with the Landlord were restructured to, among other things, (i) reduce 2001's contractual rent to $146,000,000 ($14,500,000 less than 2000's contractual rent), (ii) reduce 2002's contractual rent to $150,000,000 (plus additional contingent rent in certain circumstances), (iii) increase the Landlord's share of annual maintenance capital expenditures by $4,500,000 to $9,500,000 effective January 1, 2000 and (iv) extend the deferred rent period to December 31, 2003 from March 11, 2002.

AmeriCold Logistics recognized $156,276,000 and $170,640,000 of rent expense for the years ended December 31, 2001 and 2000 which includes, effects of straight-lining, rent to parties other than the Landlord and is before the waiver of rent discussed below.

AmeriCold Logistics' balance of deferred rents is as follows:

	Total	The Company's Share
2001 deferral	$ 25,469,000	$ 15,281,400
2000 deferral	19,011,000	11,406,600
1999 deferral	5,400,000	3,240,000
Total	$ 49,880,000	$ 29,928,000

In the fourth quarter ended December 31, 2001, AmeriCold Logistics reversed $25,469,000 of the rent expense recorded for 2001. This results from the Landlord waiving its rights to collect this portion of the rent. Further, the Landlord waived $14,343,000 of the rent expense recorded by AmeriCold Logistics for 2000 which AmeriCold Logistics recorded as income in the fourth quarter ended December 31, 2001. The aggregate amount waived by the Landlord of $39,812,000 (of which the Company's share was $23,887,000) represents a portion of the rent due under the leases which AmeriCold Logistics deferred in such years.

On January 23, 2002, the leases with the Landlord were restructured to consolidate four of the non-encumbered leases into one non-encumbered lease. The restructuring did not affect total contractual rent due under the combined leases.

In addition, in the year ended December 31, 2001, AmeriCold Logistics recorded a charge of $8,895,000 comprised of (i) severance and relocation costs associated with a management restructuring and (ii) expenses arising from the consolidation of a portion of the corporate office in Portland, Oregon into AmeriCold Logistics Atlanta headquarters. Severance related charges are for the termination of 199 employees, located primarily in the Atlanta and Portland offices. Through December 31, 2001, AmeriCold Logistics had terminated 30 of the employees.

The following discussion relates to the Company's 60% investment in Transportal Network ("Transportal"):

Pursuant to a plan announced to employees on September 28, 2000, Transportal, a 60% owned internet start-up, ceased operations because of a failure to attract third party funding. As a result, the Company recorded a charge of $4,983,000 for the year ended December 31, 2000, representing the Company's share of Transportal's loss of $4,260,000 and the estimated cost to cease Transportal's operations of $723,000. The Company's share of losses (including costs to cease operations) from October 1999 (inception) to December 31, 2000 were $5,523,000 and are included in the Company's consolidated statements of operations as "Loss from Transportal Network".

5. Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, specifically (i) the 2001 net operating loss carryforward as reflected on the Company's tax return, (ii) the book –to- tax differences arising from the Company's investment in AmeriCold Logistics and (iii) the write-off of organization costs in 1999 and 1998 for financial reporting purposes and the amortization of such costs over 60 months for tax reporting purposes. The tax effects of significant items comprising the Company's net deferred tax asset as of December 31, 2001 and 2000 are as follows:

	December 31,	
	2001	2000
Deferred assets (liabilities):		
Organization costs	$ 212,100	$ 308,700
Accrued compensation	--	--
Minority interest (taxed directly to Limited Partners)	1,063,400	1,049,400
Net operating loss carryforward	9,678,300	9,550,500
Loss on Transportal Network	--	--
Equity interest in AmeriCold Logistics	3,562,500	427,900
	14,516,300	11,336,500
Valuation allowance	(14,516,300)	(11,336,500)
Net deferred tax asset	$ --	$ --

Because the Company has only a limited history of operating losses, a valuation allowance has been established for its deferred tax assets. The need for this allowance will be reassessed periodically based upon the operating results of the Company.

A reconciliation of income taxes to the expected income tax benefit is as follows:

	Year Ended December 31,		
	2001	2000	1999
Loss before income taxes and minority interest	$ 7,420,600	$19,267,300	$ 8,055,800
Statutory federal income tax rate	34%	34%	34%
	2,523,000	6,550,900	2,739,000
Expected state income tax benefit	445,200	1,156,000	483,300
	2,968,200	7,706,900	3,222,300
Valuation allowance	(2,968,200)	(7,706,900)	(3,222,300)
Income taxes	$ --	$ --	$ --

6. Revolving Credit Agreement

The Company has a $75,000,000 unsecured Revolving Credit Agreement with Vornado which expires on December 31, 2004. Borrowings under this facility bear interest at LIBOR plus 3% (4.87% at December 31, 2001). The Company pays Vornado a commitment fee equal to 1% per annum on the average daily unused portion of the facility pursuant thereto; for the years ended December 31, 2001 and 2000 the Company paid $485,000 and $630,000 to Vornado. Amounts may be borrowed under the Revolving Credit Agreement, repaid and reborrowed from time to time on a revolving basis (so long as the principal amount outstanding at any time does not exceed $75,000,000). At December 31, 2001 and 2000, $31,424,000 and $19,782,000 were outstanding, respectively. Principal payments are not required under the Revolving Credit Agreement during its term. The Revolving Credit Agreement prohibits the Company from incurring indebtedness to third parties (other than certain purchase money debt and certain other exceptions) and prohibits the Company from paying any dividends. The Company currently has no external sources of financing except this facility.

7. Employees' Stock Option Plan and Stock Appreciation Rights

Under the 1998 Omnibus Stock Plan (the "Plan"), various officers and key employees of Vornado were granted incentive stock options and non-qualified options to purchase Common Stock of the Company prior to the Distribution. Options granted are at prices equal to 100% of the market price of the Common Stock at the date of grant. Shares vest ratably, becoming fully vested 36 months after grant. All options expire ten years after grant.

If compensation cost for Plan awards had been determined based on fair value at the grant dates, net loss and loss per share would have been reduced to the pro forma amounts below:

	Year Ended December 31,		
	2001	2000	1999
Net loss:			
As reported	$ (7,420,601)	$(17,685,513)	$(7,258,234)
Pro forma	$ (7,937,998)	$(18,421,033)	$(7,806,539)
Net loss per share:			
Basic and diluted:			
As reported	$ (1.82)	$ (4.35)	$ (1.78)
Pro forma	$ (1.95)	$ (4.53)	$ (1.92)

The fair value of each option grant is estimated on the date of grant using an option-pricing model with the following weighted-average assumptions used for grants in the period ended December 31, 2000 (no options were granted in the years ended December 31, 2001 or 1999):

	Year Ended December 31, 2000
Expected volatility	194%
Expected life	5 Years
Risk-free interest rate	5.0%
Expected dividend yield	--

A summary of the Plan's status and changes are presented below:

	December 31,					
	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	651,475	$ 5.86	479,319	$ 5.54	486,599	$ 5.54
Granted	--	--	175,000	6.72	--	--
Exercised	--	--	(614)	5.54	--	--
Cancelled	(122,769)	6.65	(2,230)	5.54	(7,280)	5.54
Outstanding at December 31	528,706	$ 5.67	651,475	$ 5.86	479,319	$ 5.54
Options exercisable at December 31	528,706		319,414		162,868	
Fair value of options granted during the year ended December 31 (per option)	$ --		$ 6.54		$ --	

The following table summarizes information about options outstanding under the Plan at December 31, 2001:

Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at December 31, 2001	Remaining Contractual Life	Number Exercisable at December 31, 2001	Exercise Price
$ 5.54	469,206	6.8 Years	469,206	$ 5.54
6.72	59,500	8.4 Years	59,500	6.72
	528,706		528,706	

Shares available for future grant under the Plan at December 31, 2001 were 586,220.

Stock appreciation rights ("SARs") were granted to an officer of the Company prior to the Distribution. SARs are granted at 100% of the market price of the Common Stock at the date of grant. SARs vest ratably, becoming fully vested 36 months after grant. SARs issued at the Distribution and outstanding at December 31, 2001 were 130,000, with an exercise price of $5.54. 130,000 SARs were exercisable at December 31, 2001. The Company reversed all of the compensation expense relating to SARs of $47,865 in the year ended December 31,

2000, of which $5,850 and $42,015 was recognized as expense for the years ended December 31, 1999 and 1998, respectively.

8. Vornado Agreement

The Company and Vornado Realty Trust ("Vornado") have entered into an agreement ("Vornado Agreement") pursuant to which, among other things, (a) Vornado will under certain circumstances offer the Company an opportunity to become the lessee of certain real property owned now or in the future by Vornado (under mutually satisfactory lease terms) and (b) the Company will not make any real estate investment or other REIT-Qualified Investment unless it first offers Vornado the opportunity to make such investment and Vornado has rejected that opportunity.

Under the Vornado Agreement, Vornado provides the Company with certain administrative, corporate, accounting, financial, insurance, legal, tax, data processing, human resources and operational services. Also, Vornado makes available to the Company, at Vornado's offices, space for the Company's principal corporate office. For these services, the Company compensates Vornado in an amount determined in good faith by Vornado as the amount an unaffiliated third party would charge the Company for comparable services and reimburses Vornado for certain costs incurred and paid to third parties on behalf of the Company. The Company incurred $371,000 for the year ended December 31, 2001 and $330,000 in each of the years ended December 31, 2000 and 1999 for such services.

Vornado and the Company each have the right to terminate the Vornado Agreement if the other party is in material default of the Vornado Agreement or upon 90 days written notice to the other party at any time after December 31, 2003. In addition, Vornado has the right to terminate the Vornado Agreement upon a change in control of the Company.

9. Minority Interest

Minority interest represents limited partnership interests in Company L.P. not owned by the Company. On October 16, 1998, (i) Interstate Properties, a New Jersey general partnership ("Interstate"), exchanged 447,017 shares of Common Stock for a 9.9% undivided interest in all of the Company's assets and (ii) Interstate and the Company contributed all of their interests in such assets to Company L.P. and in return Interstate received a 9.9% limited partnership interest and the Company received the 90.1% sole general partnership interest therein. At any time after October 16, 1999, Interstate has the right to have its limited partnership interest in Company L.P. redeemed by Company L.P. either (a) for cash in an amount equal to the fair market value, at the time of redemption, of 447,017 shares of Common Stock or (b) for 447,017 shares of Common Stock, in each case as selected by the Company and subject to customary anti-dilution adjustments.

During the year ended December 31, 2000, the investment in Company L.P by minority holders was fully absorbed by losses. The minority interest's 9.9% share of present and future losses will be recognized by the Company.

No distributions were made to Interstate for the years ended December 31, 2001, 2000 and 1999.

10. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Year Ended December 31,		
	2001	2000	1999
Numerator:			
Net loss	$ (7,420,601)	$ (17,685,513)	$ (7,258,234)
Denominator:			
Denominator for basic loss per share-weighted average	4,068,924	4,068,727	4,068,310
Effect of dilutive securities:			
Employee stock options	--	--	--
Denominator for diluted loss per share-adjusted weighted average shares and assumed conversions	4,068,924	4,068,727	4,068,310
Net loss per share-basic and diluted	$ (1.82)	$ (4.35)	$ (1.78)

11. Commitments and Contingencies

The Company is from time to time involved in legal actions arising in the ordinary course of its business. In the opinion of management, after consultation with legal counsel, the outcome of such matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

12. Summary of Quarterly Results (Unaudited):

	Revenue	Net Income (Loss)	Net Income (Loss) Per Share (Basic and Diluted) (1)
2001			
March 31	$ 3,329	$ (3,804,399)	$ (0.93)
June 30	2,651	(6,844,943) (2)	(1.68)
September 30	2,166	(6,878,317) (2)	(1.69)
December 31	(853)	10,107,058 (2)	2.48
2000			
March 31	$ 41,778	$(5,527,628)	$ (1.36)
June 30	36,865	(5,288,474)	(1.30)
September 30	2,875	(4,288,513)	(1.05)
December 31	3,923	(2,580,898)	(.63)

(1) The total for the year may differ from the sum of the quarters as a result of weighting.

(2) Includes the Company's $23,887,000 share of AmeriCold Logistic's $39,812,000 rent reduction for deferred rent waived by its Landlord and $2,697,000 of the Company's $5,337,000 share of AmeriCold Logistic's charge of $8,895,000 comprised of (i) severance and relocation costs associated with a management restructuring and (ii) expenses arising from the consolidation of a portion of the corporate office in Portland, Oregon into AmeriCold's Atlanta headquarters. The $2,640,000 balance of the Company's share of this charge was recognized $1,740,000 in the quarter ended June 30, 2001 and $900,000 in the quarter ended September 30, 2001.

PART III.

Item 10. *Directors and Executive Officers of the Registrant*

Information relating to directors of the Company will be contained in a definitive Proxy Statement involving the election of directors which the Company will file with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 not later than 120 days after December 31, 2001, and such information is incorporated herein by reference. For information on the executive officers of the Company, see "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

Information relating to executive compensation will be contained in the Proxy Statement referred to above in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

Information relating to security ownership of certain beneficial owners and management will be contained in the Proxy Statement referred to in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

Information relating to certain relationships and related transactions will be contained in the Proxy Statement referred to in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

PART IV.

Item 14. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K.***

(a) The following documents are filed as part of this report:

1. The consolidated financial statements are set forth in Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules.

The following financial statement schedules should be read in conjunction with the financial statements included in Item 8 of this Annual Report on Form 10-K.

Schedules other than those listed above are omitted because they are not applicable or the information required is included in the consolidated financial statements or the notes thereto.

3. Exhibits

See Exhibit Index on page 57.

(b) Reports on Form 8-K.

During the last quarter of the period covered by this Annual Report on Form 10-K the Company did not file any reports on Form 8-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VORNADO OPERATING COMPANY

By: /s/ Patrick T. Hogan
Patrick T. Hogan, Vice President
and Chief Financial Officer

Date: March 11, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Steven Roth (Steven Roth)	Chairman of the Board of Directors (Principal Executive Officer)	March 11, 2002
By: /s/ Michael D. Fascitelli (Michael D. Fascitelli)	President and Director	March 11, 2002
By: /s/ Douglas H. Dittrick (Douglas H. Dittrick)	Director	March 11, 2002
By: /s/ Martin N. Rosen (Martin N. Rosen)	Director	March 11, 2002
By: /s/ Richard R. West (Richard R. West)	Director	March 11, 2002
By: /s/ Russell B. Wight, Jr. (Russell B. Wight, Jr.)	Director	March 11, 2002

[THE FINANCIAL STATEMENT SCHEDULE ON PAGES 40 THROUGH 56 HAVE BEEN OMITTED]

Exhibit Index

Exhibit No.		Page
	The following is a list of all exhibits filed as part of this report	
2.1	Assignment Agreement, dated as of December 31, 1998, between Vornado Realty Trust, as assignor, and Vornado Operating Company, assignee (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, dated December 31, 1998 (File No. 001-14525), as filed with the Commission on January 15, 1999)	*
2.2	Put Agreement, dated as of December 31, 1998, between Vornado Realty Trust, as grantor, and Vornado Operating Company, as grantee (incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K, dated December 31, 1998 (File No. 001 -14525), as filed with the Commission on January 15, 1999)	*
2.3	Asset Purchase Agreement dated as of February 26, 1999, between AmeriCold Logistics, LLC, as Purchaser, and AmeriCold Corporation, as Seller (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on March 31, 1999)	*
2.4	Asset Purchase Agreement, dated as of March 9, 1999, between Vornado Crescent Logistics Operating Partnership, as Purchaser, and URS Logistics, Inc., as Seller (incorporated by reference to Exhibit 2.2 of the Company's Current Report on form 8-K, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on March 31, 1999)	*
2.5	Asset Purchase Agreement, dated as of March 9, 1999, between AmeriCold Logistics, LLC, as Purchaser, and VC Omaha Holdings, L.L.C., as Seller (incorporated by reference to Exhibit 2.3 of the Company's Current Report on Form 8-K, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on March 31, 1999)	*
2.6	Asset Purchase Agreement, dated as of March 9, 1999, between AmeriCold Logistics II, LLC, as Purchaser, and VC Missouri Holdings, L.L.C., as Seller (incorporated by reference to Exhibit 2.4 of the Company's Current Report on Form 8-K, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on March 31, 1999)	*
3.1	Restated Certificate of Incorporation of Vornado Operating Company (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-11 (File No. 333-40701), as filed with the Commission on September 28, 1998)	*
3.2	Amended and Restated Bylaws of Vornado Operating Company (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000 (File No. 001-14525), as filed with the Commission on May 9, 2000)	*

* Incorporated by reference.

Exhibit No.		Page
4.1	Specimen stock certificate (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-11 (File No. 333-40701), as filed with the Commission on January 23, 1998)	*
10.1	Intercompany Agreement, dated as of October 16, 1998, between Vornado Operating Company and Vornado Realty Trust (incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-14525))	*
10.2	Credit Agreement dated as of January 1, 1999, between Vornado Operating Company and Vornado Realty L.P., together with related form of Line of Credit Note (incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-14525))	*
10.3	1998 Omnibus Stock Plan of Vornado Operating Company (incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001 -14525))	*
10.4	Agreement of Limited Partnership of Vornado Operating L.P. (incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-14525))	*
10.5	Agreement, dated March 11, 1999, between Vornado Operating L.P. and COPI Temperature Controlled Logistics L.L.C. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on March 31, 1999)	*
10.6	Master Lease Agreement, dated as of April 22, 1998, between URS Real Estate, L.P., as Landlord, and URS Logistics, Inc., as Tenant (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.7	First Amendment to Master Lease Agreement, dated as of March 10, 1999, between URS Real Estate, L.P. and URS Logistics, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.7(A)	Second Amendment to Master Lease Agreement, effective as of February 22, 2001, between URS Real Estate, L.P. and AmeriCold Logistics, LLC. (incoporated by reference to Exhibit 10.7(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.8	Assignment and Assumption of Master Lease, dated as of March 11, 1999, between URS Logistics, Inc. and AmeriCold Logistics II, LLC (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*

* Incorporated by reference.

Exhibit No.		Page
10.9	Master Lease Agreement, dated as of April 22, 1998, between AmeriCold Real Estate, L.P., as Landlord and AmeriCold Corporation, as Tenant (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.10	First Amendment to Master Lease Agreement, dated as of March 10, 1999, between AmeriCold Real Estate, L.P. and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.10(A)	Second Amendment to Master Lease Agreement, effective as of February 22, 2001, between AmeriCold Real Estate, L.P. and AmeriCold Logistics, LLC. (incorporated by reference to Exhibit 10.10(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.11	Assignment and Assumption of Master Lease, dated as of February 28, 1999, between AmeriCold Corporation and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.12	Master Lease Agreement, dated as of March 11, 1999, between URS Logistics, Inc., as landlord, and AmeriCold Logistics II, LLC, as Tenant (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.12(A)	First Amendment to Master Lease Agreement, dated as of November 30, 1999, between AmeriCold Corporation, as successor to URS Logistics, Inc., and AmeriCold Logistics LLC.	
10.12(B)	Second Amendment to Master Lease Agreement, effective as of February 22, 2001, between AmeriCold Corporation, as successor to URS Logistics, Inc., and AmeriCold Logistics LLC. (incorporated by reference to Exhibit 10.12(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.12(C)	Amendment to Master Lease Agreement, dated as of December 27, 2001, between AmeriCold Corporation, as successor to URS Logistics, Inc., and AmeriCold Logistics LLC.	
10.13	Master Lease Agreement, dated as of February 28, 1999, between AmeriCold Corporation, as Landlord, and AmeriCold Logistics, LLC, as Tenant (incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.13(A)	First Amendment to Master Lease Agreement, dated November 30, 1999, between AmeriCold Corporation and AmeriCold Logistics, LLC.	

* Incorporated by reference.

Exhibit No.		Page
10.13(B)	Second Amendment to Master Lease Agreement, effective February 22, 2001, between AmeriCold Corporation and AmeriCold Logistics, LLC. (incorporated by reference to Exhibit 10.13(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.13(C)	Third Amendment to Master Lease Agreement, dated as of December 27, 2001, between AmeriCold Corporation and AmeriCold Logistics, LLC.	
10.14	Master Lease Agreement, dated as of March 11, 1999, between each of the entities listed on Exhibit A thereto, collectively as Landlord, and AmeriCold Logistics, LLC, as Tenant (incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.14(A)	First Amendment to Master Lease Agreement, dated as of November 30, 1999, by and among each of the entities listed on Exhibit A to the lease, or their successors thereto, and AmeriCold Logistics, LLC.	
10.14(B)	Second Amendment to Master Lease Agreement, dated as of March 22, 2000, among each of the entities identified on Exhibit A thereto, collectively as Landlord, and AmeriCold Logistics LLC, as Tenant (incorporated by reference to Exhibit 10.14(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 001-14525), as filed with the Commission on May 9, 2000)	*
10.14(C)	Third Amendment to Master Lease Agreement, effective as of February 22, 2001, by and among each of the entities listed on Exhibit A to the lease, or their successors thereto, and AmeriCold Logistics, LLC. (incorporated by reference to Exhibit 10.14(B) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.14(D)	Fourth Amendment to Master Lease Agreement, dated as of December 27, 2001, by and among each of the entities listed on Exhibit A to the lease, or their successors thereto, and AmeriCold Logistics, LLC.	
10.15	Master Lease Agreement, dated as of March 11, 1999, between VC Omaha Holdings, L.L.C. and Carmar Freezers Thomasville L.L.C., together as Landlord, and AmeriCold Logistics, LLC, as Tenant (incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.15(A)	First Amendment to Master Lease Agreement, dated as of November 30, 1999, between VC Omaha Holdings, L.L.C., and Carmar Freezers Thomasville L.L.C., together as Landlord, and AmeriCold Logistics, LLC.	

* Incorporated by reference.

Exhibit No.		Page
10.15(B)	Second Amendment to Master Lease Agreement, effective as of February 22, 2001, between VC Omaha Holdings, L.L.C., and Carmar Freezers Thomasville L.L.C., together as Landlord, and AmeriCold Logistics, LLC. (incorporated by reference to Exhibit 10.15(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.15(C)	Third Amendment to Master Lease Agreement, dated as of December 27, 2001, between VC Omaha Holdings, L.L.C., and Carmer Freezers Thomasville L.L.C., together as Landlord, and AmeriCold Logistics, LLC.	
10.16	Employment Agreement between Vornado Operating Company and Emanuel Pearlman, dated May 19, 2000 (incorporated by reference to Exhibit 10.16 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000 (File No. 001-14525) as filed with the Commission on August 7, 2000)	*
10.17	Amended and Restated Limited Liability Company Agreement of Transportal Network, LLC, a Delaware Limited Liability Company (incorporated by reference to Exhibit 10.17 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000 (File No. 001-14525), as filed with the Commission on August 7, 2000)	*
21	Subsidiaries of Vornado Operating Company	
23	Consent of Deloitte & Touche LLP	

* Incorporated by reference.

(This page intentionally left blank)

CORPORATE INFORMATION

Board of Directors

Steven Roth+
Chairman and Chief Executive Officer of Vornado Realty Trust; Managing Partner, Interstate Properties

Michael D. Fascitelli+
President, Vornado Realty Trust

Douglas H. Dittrick*
President and Chief Executive Officer of Douglas Communications Corporation II

Martin Rosen*
President of United Yarn Products Co., Inc.

Richard R. West*
Dean Emeritus, Leonard N. Stern School of Business, New York University

Russell B. Wight, Jr.+
General Partner of Interstate Properties

Officers

Steven Roth
Chairman of the Board and Chief Executive Officer

Michael D. Fascitelli
President

Joseph Macnow
Executive Vice President - Financial and Administration

Patrick T. Hogan
Vice President – Chief Financial Officer

Company Data

Executive Offices

888 Seventh Avenue,
New York, New York 10019

Independent Auditors

Deloitte & Touche, LLP
Parsippany, New Jersey

General Counsel

Sullivan & Cromwell
New York, New York

Transfer Agent and Registrar

First Union National Bank
Charlotte, North Carolina

Report On Form 10-K

Stockholders may obtain a copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission free of charge (except for exhibits), by writing to the Secretary, Vornado Operating Company, 888 Seventh Avenue, New York, New York 10019

Annual Meeting

The annual meeting of stockholders of Vornado Operating Company, will be held on Wednesday, May 29, 2002 at the Marriott Hotel, Interstate 80 and the Garden State Parkway, Saddle Brook, New Jersey 07663

Stock Listing

American Stock Exchange - VOO

---

*Member of the Audit Committee
+Member of the Executive Committee

VORNADO OPERATING COMPANY

ANNUAL REPORT TO STOCKHOLDERS

2001